For Period Ending 12/31/05
File No. 811-21714

Item 77O. Transactions Effected Pursuant to Rule 10f-3

MML Small Cap Equity Fund (Series 5)

On August 9, 2005, Registrant purchased 31,900 shares issued by RBC Bearings Inc. at a price of $14.50 per share, amounting to a $462,550 aggregate purchase price. Jefferies & Company, Inc, an affiliate of Babson Capital Management LLC, participated in the underwriting syndicate. Merrill Lynch was the broker from whom the Fund purchased shares.